RESULTS OF SHAREHOLDER MEETING
Virtus Insight Trust
October 16, 2012
(Unaudited)

On October 16, 2012, shareholders of Virtus Core Equity Fund voted to approve an Agreement and Plan of Reorganization providing for the acquisition of all of the assets of Virtus Core Equity Fund, a series of Insight Trust, by Virtus Growth & Income Fund, a series of Virtus Equity Trust, in exchange for shares of Growth & Income and the assumption by Growth & Income of the liabilities of Core Equity.

Number of Eligible Shares Voted:

For                        Against               Abstain
1,188,248.74             76,862.731             28,634.792